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                                                                   EXHIBIT 99.16

                                 STATEOFMICHIGAN

                  BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                    * * * * *

In the matter of the application of      )
THE DETROIT EDISON COMPANY               )              Case No. U-12478
for a financing order.                   )
                                         )

         At the February 6, 2002 meeting of the Michigan Public Service Commission in Lansing, Michigan.

                         PRESENT:       Hon. Laura Chappelle, Chairman
                                        Hon. David A. Svanda, Commissioner
                                        Hon. Robert B. Nelson, Commissioner

         OPINION AND ORDER In the November 2, 2000 order, the Commission authorized The Detroit Edison Company (Detroit Edison) to securitize up to $1,774,202,000 of regulatory assets and other qualified costs. Among other issues addressed by the order, the Commission concluded that there must be periodic true-ups of the securitization bond and tax charges to ensure that the amounts collected are sufficient to service the securitization bonds and to recover the associated tax liability. The Commission stated:

                  The record clearly shows that not only are periodic securitization and tax charge true-ups necessary, but (to provide the certainty needed to obtain a AAA bond rating) they need to be undertaken in a way that allows for their swift and certain resolution. For this reason, the Commission finds that Detroit Edison's proposal for a true-up mechanism should be approved, but with two relatively minor changes. First, the utility as servicer should be limited to undertaking no more than one routine true-up per year until 12 months prior to the last expected maturity date of the securitization bonds. . Second, Detroit Edison, in its role as servicer of the securitization bonds, should initiate each routine true-up pursuant to Section 10k(3) of Act 142 [MCL 460.10k(3)] by filing a request for adjustment that (1) explains how its.Page 2 U-12478 proposed revision of the securitization and tax charges will ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the securitization bonds, (2) shows the computation of the





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         proposed adjustments to the securitization charge and the tax charge currently in place, and (3) seeks Commission review and approval--on an expedited basis--of the arithmetic computations contained in the proposed adjustments before they can be implemented. All reviews conducted by the Commission of the computations shall be consistent with the requirements of Section 10k(3) of Act 142 for a true-up mechanism. This review must be completed regarding the servicer's request for adjustments to the securitization charge and the tax charge pursuant to a routine true-up within 45 days after Detroit Edison as servicer files its request for an adjustment. The determination of the Commission in response to a request for adjustment shall be provided by the Commission to the servicer within the aforementioned 45-day period. The adjustments by the Commission will be to the securitization charge and the tax charge in effect prior to the filing of the request for adjustment and those charges shall remain in place until the adjustments have become effective and are being billed to customers.

November 2, 2000 order, Case No. U-12478, pp. 37-38 (footnote omitted).

         On January 15, 2002, Detroit Edison filed its first annual routine true-up adjustment report. Detroit Edison requests a decrease in its bond principal and interest securitization surcharge from 4.1 mills per kilowatt-hour
(kWh) to 3.92 mills per kWh for the period March 1, 2002 through February 28, 2003. It requests an increase in the tax surcharge for the same period from 0.6 mills per kWh to 0.97 mills per kWh. The tax surcharge increase results primarily from a significantly larger amount of principal being paid down in the second year.

         The Commission Staff (Staff) reviewed the proposed adjustments, and concluded that the adjustments are routine, the calculations are accurate, and the proposed adjustments conform to the methodology approved by the Commission. The Staff thus recommended that the Commission approve the true-up adjustments to take effect on March 1, 2002.

         After considering Detroit Edison's filing and the Staff's review, the Commission agrees that the proposed adjustments are routine, the calculations are accurate, and the proposed



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U-12478

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adjustments conform to the approved methodology. Detroit Edison should therefore be authorized to implement the adjustments as of March 1, 2002.

         The Commission FINDS that:

         a. Jurisdiction is pursuant to 1909 PA 106, as amended, MCL 460.551 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; 1939 PA 3, as amended, MCL
460.1 et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

         b. Detroit Edison should be authorized to implement its proposed true-up adjustments.

         THEREFORE, IT IS ORDERED that, as of March 1, 2002, The Detroit Edison Company is authorized to decrease the bond principal and interest securitization surcharge from 4.1 mills per kilowatt-hour to 3.92 mills per kilowatt-hour and to increase the tax surcharge from 0.6 mills per kilowatt-hour to 0.97 mills per kilowatt-hour.

         The Commission reserves jurisdiction and may issue further orders as necessary.



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U-12478


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         Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26.
                                     MICHIGAN PUBLIC SERVICE COMMISSION

                                    /s/ Laura Chappelle
                                    -----------------------------------------
                                    Chairman
( S E A L)

                                    /s/ David A. Svanda
                                    -----------------------------------------
                                    Commissioner


                                    /s/ Robert B. Nelson
                                    -----------------------------------------
                                    Commissioner

By its action of February 6, 2002



/s/ Dorothy Wideman Its Executive
-----------------------------------
Secretary




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U-12478